UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of report: July 6, 2011

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Changes in Registrant’s Certifying Accountant.

On June 30, 2011, China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”) was notified that the personnel of Division Four of BDO China Li Xin Da Hua CPA Co., Ltd (“BDO Li Xin Da Hua”) in Shenzhen, Guangdong will be joining BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China Shu Lun Pan”), another BDO International Member Firm headquartered in Shanghai, effective June 30, 2011. Accordingly, in order to retain its existing audit team and minimize disruption, the Company dismissed BDO Li Xin Da Hua and engaged BDO China Shu Lun Pan as its independent registered public accounting firm. This change does not disrupt or alter the composition of the existing audit team working with the Company.

The audit reports of BDO Li Xin Da Hua regarding the Company’s financial statements as of and for two most recent fiscal years ended December 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to dismiss BDO Li Xin Da Hua and engage BDO China Shu Lun Pan was approved by the Company’s Audit Committee on July 6, 2011.

During the Company’s two most recent fiscal years ended December 31, 2010 and 2009, and through the date of this current report, the Company did not consult with BDO China Shu Lun Pan regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that may be rendered by BDO China Shu Lun Pan on the Company’s financial statements. Neither a written report nor oral advice was provided by BDO China Shu Lun Pan to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. The Company has not consulted with BDO China Shu Lun Pan regarding any matter that was either the subject of a disagreement or a “reportable event,” each as defined under Item 16F of Form 20-F.

In connection with the audits of the Company’s financial statements for the each of the fiscal years ended December 31, 2007, 2008, 2009 and 2010, and through the date of this current report, there were: (i) no disagreements between our company and BDO Li Xin Da Hua on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BDO Li Xin Da Hua, would have caused BDO Li Xin Da Hua to make reference to the subject matter of the disagreement in their reports on our financial statements for such years, and (ii) no “reportable events” as defined under Item 16F of Form 20-F.

The Company has provided BDO Li Xin Da Hua a copy of the disclosures in this Form 6-K and has requested that BDO Li Xin Da Hua furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not BDO Li Xin Da Hua agrees with the statements in this Form 6-K. A copy of the letter dated July 6, 2011 furnished by BDO Li Xin Da Hua in response to that request is filed as Exhibit 16.1 to this Form 6-K.

The Company also provided BDO China Shu Lun Pan a copy of the disclosures in this Form 6-K and provided BDO China Shu Lun Pan with the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of our expression of our views, or the respects in which BDO China Shu Lun Pan does not agree with the statements made by us herein.

The Company’s press release dated July 6, 2011 is attached hereto as Exhibit 99.1.

Exhibits

16.1         Letter of BDO China Li Xin Da Hua CPA Co., Ltd, dated July 6, 2011, regarding change in independent registered public accounting firm

99.1         Press Release, dated July 6, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Bing Yu
Name:	Bing Yu
Title:	Chief Financial Officer

Date: July 6, 2011